Exhibit 1.01
Conflict Minerals Report

The information contained in ExxonMobil’s Conflict Minerals Disclosure filed under Item 1.01 of the corporation’s Form SD Report for the year ended December 31, 2020, including the description of ExxonMobil’s reasonable country of origin inquiries and additional diligence, is incorporated in its entirety into this Conflict Minerals Report. Terms used in such Conflict Minerals Disclosure have the same meanings in this Conflict Minerals Report.

The catalysts purchased from suppliers who provided covered country declarations under the RMI as described in more detail in ExxonMobil’s 2020 Conflict Minerals Disclosure incorporated herein were used in two of the Corporation’s refineries in connection with the production of ExxonMobil products as listed below:

Antwerp refinery:
Diesel fuels
Heating oils
Marine gasoil

Rotterdam refinery:
Jet fuel
Diesel fuels
Lubricant base stocks
Mineral oil